UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-15339

Chemtura Corporation

(Exact name of registrant as specified in its charter)

1818 Market Street, Suite 3700, Philadelphia, Pennsylvania, 19103

199 Benson Road, Middlebury, Connecticut, 06749

(203) 573-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.875% Debentures due 2026*

6.875% Notes due 2016*

7% Notes due 2009*

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

*On November 9, 2010 (the “Effective Date”), the joint plan of reorganization of Chemtura Corporation (the “Company”) and certain of its subsidiaries (the “Plan”), as confirmed by an order of the United States Bankruptcy Court for the Southern District of New York entered on November 3, 2010, became effective. Pursuant to the Plan, on the Effective Date: (i) the common stock of the Company, par value $0.01 per share, outstanding prior to effectiveness of the Plan and all of the outstanding 6.875% Debentures due 2026, 6.875% Notes due 2016 and 7% Notes due 2009 were cancelled, and (ii) shares of common stock, par value $0.01 per share, of the Company (the “New Common Stock”) were issued for distribution in accordance with the Plan and approved for listing on the New York Stock Exchange. The Company will have a remaining duty to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended, with respect to the New Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Chemtura Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2010	By:	/s/ Billie S. Flaherty
	Name:	Billie S. Flaherty
	Title:	SVP, General Counsel & Secretary

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